EXHIBIT (10-24)
Mark M. Leckie Employment Agreement

July 28, 2006
Dear Mark,
I’m following up from our previous conversation concerning your promotion to Group President-Gillette Global Business Unit, reporting to the President and Chief Executive.
Though the Company generally does not execute written employment contracts with its officers, we wish to describe the few items that have carried over from the benefit arrangements you had with The Gillette Company as a result of the merger, which was effective on October 1, 2005 (the “Effective Time”). In Sections 1-3 that follow, I’ve attached terms and conditions for your new position. The terms and conditions that follow supersede any other personal agreement you have with the Company or any of its subsidiaries concerning your employment, including the Change of Control Employment Agreement between you and The Gillette Company, except that the non-competition and other restrictive covenants which you previously accepted (including the choice of Ohio law and courts) remain in force. Nothing in this letter, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy, except for those items that explicitly provide benefits to your family members.
Like other P&G officers, you will continue to be an employee at will, which means you or P&G can end the employment relationship at any time. Unless otherwise noted below, your benefit and employment arrangements will be consistent with other similarly situated officers of the Company.
Please acknowledge your concurrence by signing below and returning this letter to me, saving a copy for your own records. Thank you.

Dick Antoine Global Human Resources Officer

Acknowledged and accepted:

Mark M. Leckie

1. Employment Arrangements

Salary and Bonus	Your bonus, long-term incentive, stock option, and salary arrangements will be consistent with other similarly situated officers of the Company.
Deferred Compensation	For at least two years following the Effective Time and while employed with P&G, you will be able to participate in the same or substantially similar deferred compensation programs, either through the Gillette deferred compensation plans or through deferred compensation opportunities available to similarly situated P&G executives. Amounts currently accrued in Gillette’s Supplemental Savings Plan will be cashed out according to your prior election.
Health, Welfare, and Executive Benefit Programs	During Employment. For two years following the Effective Time, P&G will provide the same or similar level of aggregate health, welfare, and executive benefit programs that are no less favorable in the aggregate than those provided by Gillette immediately prior to the Effective Time. This includes the medical, prescription, dental, disability, employee / spouse /dependant life insurance and travel accident insurance plans and programs, as well as executive life insurance, the estate preservation plan, executive parking, and the financial planning reimbursement program (up to a maximum financial planning reimbursement of $11,000 per year plus gross-up for any tax liability resulting from receiving this benefit). This commitment to comparable benefits shall not apply to programs other than the health, welfare, and executive benefit programs described above and excludes, without limitation, all equity, bonus, incentive, and compensation programs, except as provided in this Executive Offer Agreement. In addition to executive benefits available to similarly situated Company officers, the Company will provide you use of an apartment with hotel services in the Boston area and reimbursement for travel and commutation between Boston and Bethel, Connecticut,.
After Termination. If you leave employment for any reason other than cause within two years of the Effective Time, you (with your family) will be entitled to continued health, welfare, and executive benefits that are at least equal, in the aggregate, to those provided to you immediately prior to the Effective Time as if you remained an active employee. Any such continuation of benefits post-termination shall end on the third anniversary of your Termination Date, provided, however, that if you become reemployed with another employer and are eligible to receive medical or other welfare benefits under another employer-provided plan, the health and welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility. If on the third anniversary of your Termination Date following such continuation of benefits you are eligible for retirement and do in fact retire, you can then elect to receive retiree medical benefits according to the terms of the retiree medical plan then in place, including any applicable coverage for your family.

If at the time you leave the Company you are eligible to retire and do retire under the applicable Company retirement plan, you can opt instead to receive retiree medical benefits according to the terms of the plan then in place, including any applicable coverage for your family.
Retirement	Based on your prior election, you will either a) automatically receive three years pension credit upon joining P&G or b) receive the lump sum actuarial equivalent of a three-year pension credit upon termination from P&G as a Special Separation or as a result of Retirement.

The Gillette Company Employee’ Savings Plan and The Gillette Company Supplemental Savings Plan shall continue for at least two years following the Effective Time. During this time, you will continue to have opportunity for employee contribution and Company match. The Gillette Company Retirement Plan shall also continue for at least two years following the Effective Time. You will retain your accrued pension for years worked at Gillette. You will continue to accrue pension credit after the Effective Time, with credit continuing to accrue based on years working for P&G until you are integrated into the P&G Profit Sharing Plan. Upon this integration, your years at Gillette and the years you have worked at P&G before benefit harmonization will both count towards establishing your profit sharing entitlement. Finally, any ESOP account balance you may have will be maintained, although there will be no new contributions to this account.
Outplacement	For two years following the Effective Time, your entitlement to outplacement shall be according to similarly situated P&G executives, however, the scope and provider of outplacement services shall be in your discretion. After the second anniversary of the Effective Time, outplacement benefits shall be consistent with other similarly situated P&G executives.
P&G Severance	Your eligibility for the P&G severance program begins on October 1, 2007. If you separate from the Company before this time, you will not be entitled to severance under the P&G program.

2.	Non-Competition Covenant
(a)	In order to better protect the goodwill of The Procter & Gamble Company, its subsidiaries and affiliates including, without limitation, The Gillette Company (hereinafter, collectively, the “Company”), and to prevent the disclosure of the Company’s or its subsidiaries’ and affiliates’ trade secrets and confidential information and thereby help insure the long-term success of the business, and in consideration of the payments, benefits, and position of employment provided to you pursuant to the terms of the Executive Offer Agreement between you and the Company to which this covenant is appended, you agree that you, without prior written consent of the Company, will not engage in any activity or provide any services, whether as a director, manager, supervisor, employee, adviser, consultant or otherwise, for a period of three (3) years following the date of the your termination or cessation of employment with the Company for any reason, in connection with the manufacture, development, advertising, promotion, or sale of any product which is the same as or similar to or competitive with:

(i)	any business of The Gillette Company or its subsidiaries immediately prior to the Effective Time (including as relates to both existing products as well as products known to you, as a consequence of your employment with The Gillette Company or its subsidiaries, to be in development); or
(ii)	any business of The Procter & Gamble Company or its subsidiaries in which you are employed following the Effective Time (including as relates to both existing products as well as products known to you, as a consequence of your employment with The Procter & Gamble Company or one of its subsidiaries, to be in development), with respect to which, in either case, your work has been directly involved at any time during the two (2) years preceding termination of employment or with respect to which during that period of time you acquired knowledge of trade secrets or other confidential information of The Gillette Company, The Procter & Gamble Company, and/or any of their subsidiaries as a result of your job performance and duties.

For purposes of this paragraph, it shall be conclusively presumed that you have knowledge of information you were directly exposed to through actual receipt or review of memos or documents containing such information, or through actual attendance at meetings at which such information was discussed or disclosed.
(b)	Unless otherwise provided pursuant to a termination settlement agreement with the Company or any of its subsidiaries, while you are employed by the Company and for a period of eighteen (18) months after the termination or cessation of such employment for any reason, you shall not directly or indirectly, either alone or in association with others: (i) solicit or encourage any employee or independent contractor of the Company to terminate his or her relationship with the Company; or (ii) recruit, hire or solicit for employment or for engagement as an independent contractor, any person who is or was employed by the Company at any time during your employment with the Company; provided, that this Paragraph (b) shall not apply to such person whose employment with the Company has been terminated for a period of six months or longer.
(c)	You agree not to use or disclose the Company’s or its subsidiaries’ trade secrets and confidential information known to you until any particular trade secret or confidential information become generally known (through no fault of yours), whereupon the restriction on use and disclosure shall cease as to that item. Information regarding products in development, in test marketing or being marketed or promoted in a discrete geographic region, which information the Company or one of its subsidiaries is considering for broader use, shall not be deemed generally known until such broader use is actually commercially implemented. As used in this Section, “generally known” means known throughout the domestic U. S. industry or, if you have job responsibilities outside of the United States, the appropriate foreign country or countries’ industry. Without limiting the generality of the foregoing, you shall not:
(i)	Disclose or use at any time any secret or confidential information or knowledge obtained or acquired by you during, after, or by reason of, employment with

The Gillette Company or any of its subsidiaries, as provided under applicable law and any and all agreements between you and The Gillette Company or any of its subsidiaries regarding your employment with The Gillette Company or the subsidiary; and
(ii)	Disclose or use at any time any secret or confidential information or knowledge obtained or acquired by you during, after, or by reason of, employment with The Procter & Gamble Company or any of its subsidiaries, as provided under applicable law and any and all agreements between you and The Procter & Gamble Company or any of its subsidiaries regarding your employment with The Procter & Gamble Company or the subsidiary.
(d)	To the extent permitted by law, you shall not make, publish or state, or cause to be made, published or stated, any defamatory or disparaging statement, writing or communication pertaining to the character, reputation, business practices, competence or conduct of the Company, its subsidiaries, stockholders, directors, officers, employees, agents, representatives or successors.
(e)	In accordance with any and all agreements between you and the Company or any of its subsidiaries regarding your employment, you shall disclose promptly and transfer and assign to the Company all improvements and inventions in certain fields made or conceived by you during employment with the Company or its subsidiaries and within the prescribed periods thereafter.
(f)	You acknowledge that if you were, without authority, to use, disclose, or threaten the use or disclosure of the trade secrets or confidential information of The Gillette Company or its subsidiaries or of The Procter & Gamble Company or its subsidiaries, the Company or one of its subsidiaries would be entitled to injunctive and other appropriate relief to prevent you from doing so. You acknowledge that the harm caused to the Company by the breach or anticipated breach of these covenants is by its nature irreparable because, among other things, it is not readily susceptible of proof as to the monetary harm that would ensue. You consent that any interim or final equitable relief entered by a court of competent jurisdiction shall, at the request of the Company or one of its subsidiaries, be entered on consent and enforced by any court having jurisdiction over you, without prejudice to any rights either party may have to appeal from the proceedings which resulted in any grant of such relief.
(g)	If any of the provisions contained in hereof shall for any reason, whether by application of existing law or law which may develop, be determined by a court of competent jurisdiction to be overly broad as to scope of activity, duration, or territory, you agree to join the Company or any of its subsidiaries in requesting such court to construe such provision by limiting or reducing it so as to be enforceable to the extent compatible with then applicable law. If any one or more of the terms, provisions, covenants, or restrictions of this Appendix shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions of this Appendix shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

3.	Excise Tax-Gross Up
(a)	In the event any payments to you from P&G or its subsidiaries (collectively, “P&G”) in connection with the Executive Offer Agreement or CIC Payment Notice are subject to excise tax under Section 4999 of the Internal Revenue Code, P&G or its subsidiaries will promptly fully gross you up for such excise tax such that the net after tax amount retained by you is the same as if no such excise tax had been imposed. Such additional payment made to you or for your benefit shall be called a “Gross-Up Payment.”
(b)	You agree to notify P&G in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by P&G of a Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after you are informed in writing of such claim and shall apprise P&G of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the 30-day period following the date on which you give such notice to P&G (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If P&G notifies you in writing prior to the expiration of such period that P&G desires to contest such claim, you shall:
(i)	give P&G any information reasonably requested by P&G relating to such claim;
(ii)	take such action in connection with contesting such claim as P&G shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by P&G;
(iii)	cooperate with P&G in good faith in order effectively to contest such claim; and
(iv)	permit P&G to participate in any proceedings relating to such claim;
provided, however, that P&G shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest, and shall indemnify and hold you harmless, on an after-tax basis, for any excise tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this paragraph (b), P&G shall control all proceedings taken in connection with such contest, and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the applicable taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as P&G shall determine; provided, however, that, if P&G directs you to pay such claim and sue for a refund, P&G shall advance the amount of such payment to you, on an interest-free basis, and shall indemnify and hold you harmless, on an after-tax basis, from any excise tax (including interest or penalties with respect thereto) imposed with respect to such advance. Furthermore, P&G’s control of the contest shall be limited to issues with respect to which the Gross-Up Payment would be payable hereunder, and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(c)	If you become entitled to receive any refund of any amount made to you or for your benefit as a Gross-Up Payment, you agree to promptly pay to P&G the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after your receipt of an amount advanced by P&G pursuant to paragraph (b), a determination is made that you shall not be entitled to any refund with respect to such claim and P&G does not notify you in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then the amount of such advance shall offset, to the extent thereof, the amount of excise tax you have actually paid.